Via Facsimile and U.S. Mail
Mail Stop 4720

May 20, 2010

Mitchell H. Gold, MD
President and Chief Executive Officer
Dendreon Corporation
3005 First Avenue
Seattle, WA 98121

Re: Dendreon Corporation
Form 10-K for the Year Ended December 31, 2009
Filed February 22, 2010
File No. 000-30681
DEF14 A
Filed April 23, 2010
File No. 000-30681

Dear Dr. Gold:

We have reviewed your filing and have the following comments.

In our comments, we ask you to provide us with information to better understand your disclosure. Where it requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K
Item 1. Business, page 2
Intellectual Property, page 11

1. We note your response to our prior comment 1 that, as of the date of filing of your last Annual Report, you had no products approved for commercial sale and, therefore, none of your issued or licensed patents were material to your business or financial operations. However, as you are a development stage company, patents related to your products under development, particularly those related to your recently approved product, Provenge are material to your business, regardless of whether or not you had FDA approval or commercial sales. Accordingly, please provide us with proposed disclosure regarding your material patents and related technologies for inclusion in an amendment to your Form 10-K for fiscal year 2009.

DEF 14A

2. We have not yet reviewed the Part III information that is included in your definitive proxy statement. We may have further comments after reviewing that information and we will not be able to clear our review of your filings until we have the opportunity to resolve any resulting comments.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your response to our comment and provide any requested information. Detailed letters greatly facilitate our review. Please file your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

Please contact Nandini Acharya at (202) 551-3495 or me at (202) 551-3715 with any questions.

Sincerely,

Jeffrey P. Riedler
Assistant Director